NO ACT

PE
1-5-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

11005604

January 7, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-7-11

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: United Parcel Service, Inc.

Dear Ms. Ising:

This is in regard to your letter dated January 5, 2011 concerning the shareholder proposal submitted by Walden Asset Management, Tides Foundation, Home Missioners of America, The Needmor Fund, and the Benedictine Sisters of Mount St. Scholastica for inclusion in UPS's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that UPS therefore withdraws its December 16, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Carmen Moncada-Terry
Special Counsel

cc: Timothy Smith
Senior Vice President
Walden Asset Management
One Beacon Street
Boston, MA 02108

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

Client: C 93024-00048

January 5, 2011

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *United Parcel Service, Inc.*
Withdrawal of No-Action Request Regarding the Shareowner Proposal of Walden Asset Management, et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 16, 2010, on behalf of our client, United Parcel Service, Inc. (the "Company"), we submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request (the "No-Action Request") relating to the Company's ability to exclude from its proxy materials for its 2011 Annual Meeting of Shareowners a shareowner proposal requesting that the independent Board of Directors of the Company review the Company's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011 (the "Proposal"). The Proposal was submitted by Walden Asset Management, Tides Foundation, Home Missioners of America, The Needmor Fund and the Benedictine Sisters of Mount St. Scholastica (collectively, the "Proponents") pursuant to Rule 14a-8 under the Exchange Act of 1934, as amended.

Enclosed is a letter from Walden Asset Management confirming the withdrawal of the Proposal on behalf of the Proponents. *See* Exhibit A. Accordingly, in reliance on the letter attached hereto as Exhibit A, we hereby withdraw the No-Action Request.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Joseph B. Amsbary, Jr., the Company's Securities Counsel, at (404) 828-8542.

Sincerely,

Elizabeth A. Ising

Enclosure

cc: Joseph B. Amsbary, Jr., United Parcel Service, Inc.
Timothy Smith, Walden Asset Management
Lauren Webster, Tides Foundation
Sandra M. Wissel, Home Missioners of America
Daniel Stranahan, The Needmor Fund
Rose Marie Stallbaumer, Benedictine Sisters of Mount St. Scholastica

GIBSON DUNN

Exhibit A

Walden Asset Management
Investing for social change since 1975

January 3, 2011

Jake Amsbary
United Parcel Service, Inc.
55 Glenlake Parkway East
Atlanta, GA 30328

RE: Withdrawal of Shareowner Proposal

Dear Jake:

This letter confirms that Walden Asset Management agrees to withdraw (on its own behalf and on behalf of co-filers Tides Foundation, Home Missioners of America, The Needmor Fund and the Benedictine Sisters of Mount St. Scholastica) the shareowner proposal entitled "Review Political Contributions Policy" submitted to United Parcel Service, Inc. ("UPS") for consideration at the UPS 2011 Annual Shareowners' Meeting.

Sincerely,

Timothy Smith
Walden Asset Management

Date Jan 3, 2011

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 fax: 617.227.3664

From: Smith, Timothy [tsmith@bostontrust.com]
Sent: Thursday, December 30, 2010 2:13 PM
To: shareholderproposals
Cc: jamsbary@ups.com
Subject: FW: Re: UPS Political Spending Withdrawal Letter
Attachments: UPS_Political Spending Withdrawal Letter.doc

I write to confirm that we are withdrawing our resolution to UPS (see enclosed) on political spending. Thus there is no need to address the No Action request sent by Godwin Proctor on behalf of the company. With your workload at the SEC I am sure having one more challenge off the table is helpful.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

From: Smith, Timothy
Sent: Thursday, December 30, 2010 1:51 PM
To: jamsbary@ups.com; eising@gibsondunn.com; mdubois@ups.com; tmcclure@ups.com
Cc: vjudge@politicalaccountability.net; Lauren Webster; swissel@glenmary.org; 'Daniel Stranahan'; rosemarie@mountosb.org
Subject: FW: Re: UPS Political Spending Withdrawal Letter

Jake, I enclose and reproduce below our letter of withdrawal for our resolution on political spending on behalf of Walden and the cofilers who joined in filing with us. Thank you for keeping the doors for dialogue open.
We reserve our right to raise this issue at the stockholder meeting.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

Scopes Monkey trial on climate change, we are concerned that the investor community, consumers and the general public have no way of knowing whether UPS agrees or disagrees with the Chamber on issues that UPS promotes such as leadership on the environment.

UPS's deliberate silence and refusal to clarify whether you agree with the Chamber, leaves the company open to allegations that it is playing a double strategy of trying to build a credible, responsible brand while supporting intensely critical attacks by the Chamber on some of those same policies.

Investors are not told publicly on which issues UPS differs from the Chamber, nor are we aware of any ongoing work as a Board member, with other like minded companies, to change Chamber's policies. We do not believe that being seen as a "silent Board member" of the Chamber services our company well.

Thank you for listening to the various aspects of our concern about your role in the Chamber.

That said, our multipronged resolution seeks transparency about political spending and except for the lack of transparency regarding the role you play on the Chamber Board, UPS certainly continues to exemplify sensitivity and transparency on political spending.

Thus we are withdrawing our shareholder resolution on political spending and thank you for your open door to dialogue.

We reserve our right to raise questions at the annual meeting regarding your role on the Chamber Board, but are pleased we are able to withdraw the resolution.

Walden Asset Management
Advancing sustainable business practices since 1975

TO: Jake Amsbary – United Parcel Service
Teri McClure – Corporate Secretary, United Parcel Service

CC: Marcel Dubois – United Parcel Service
Elizabeth Ising, Goodwin Proctor
Valentina Judge – CPA
Resolution Co-Filers

FROM: Timothy Smith

DATE: December 29, 2010

Dear Jake and Marcel,

Belated thanks to you both for our extensive and thoughtful discussion in November regarding United Parcel Service (UPS) political spending policies. We appreciated the update in light of the *Citizens United* Supreme Court decision and your explanation that despite the open door provided by *Citizens United*, UPS does not make political contributions at the federal, state or local level.

In addition, we appreciate the confirmation of continued Board oversight of UPS's political spending.

Especially in this climate of public skepticism about political spending, such transparency is particularly important.

Our notes indicate that you were going to check on the level of trade association payments (dues and special contributions) that require disclosure and if it can be set at $25,000 as a figure to prompt disclosure.

Further, you were going to check if UPS dues to the U.S. Chamber of Commerce were above $50,000 a year.

As you are well aware, we continue to have a deep concern about UPS's role on the Board of the U.S. Chamber of Commerce and the multiple questionable positions the Chamber has taken on issues from climate change, to healthcare reform, to its powerful partisan political spending.

While we were pleased to learn that Mr. Dubois does make his opinion known inside the Chamber on issues like the Chamber executive's public comment that we needed a

UPS's deliberate silence and refusal to clarify whether you agree with the Chamber, leaves the company open to allegations that it is playing a double strategy of trying to build a credible, responsible brand while supporting intensely critical attacks by the Chamber on some of those same policies.

Investors are not told publicly on which issues UPS differs from the Chamber, nor are we aware of any ongoing work as a Board member, with other like minded companies, to change Chamber's policies. We do not believe that being seen as a "silent Board member" of the Chamber services our company well.

Thank you for listening to the various aspects of our concern about your role in the Chamber.

That said, our multipronged resolution seeks transparency about political spending and except for the lack of transparency regarding the role you play on the Chamber Board, UPS certainly continues to exemplify sensitivity and transparency on political spending.

Thus we are withdrawing our shareholder resolution on political spending and thank you for your open door to dialogue.

We reserve our right to raise questions at the annual meeting regarding your role on the Chamber Board, but are pleased we are able to withdraw the resolution.

Boston Trust & Investment Management Company
Walden Asset Management
BTIM, Inc.

Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performances, transparency and accountability.

TO: Jake Amsbary – United Parcel Service
Teri McClure – Corporate Secretary, United Parcel Service

CC: Marcel Dubois – United Parcel Service
Elizabeth Ising, Goodwin Proctor
Valentina Judge – CPA
Resolution Co-Filers

FROM: Timothy Smith

DATE: December 29, 2010

Dear Jake and Marcel,

Belated thanks to you both for our extensive and thoughtful discussion in November regarding United Parcel Service (UPS) political spending policies. We appreciated the update in light of the *Citizens United* Supreme Court decision and your explanation that despite the open door provided by *Citizens United*, UPS does not make political contributions at the federal, state or local level.

In addition, we appreciate the confirmation of continued Board oversight of UPS's political spending.

Especially in this climate of public skepticism about political spending, such transparency is particularly important.

Our notes indicate that you were going to check on the level of trade association payments (dues and special contributions) that require disclosure and if it can be set at $25,000 as a figure to prompt disclosure.

Further, you were going to check if UPS dues to the U.S. Chamber of Commerce were above $50,000 a year.

As you are well aware, we continue to have a deep concern about UPS's role on the Board of the U.S. Chamber of Commerce and the multiple questionable positions the Chamber has taken on issues from climate change, to healthcare reform, to its powerful partisan political spending.

While we were pleased to learn that Mr. Dubois does make his opinion known inside the Chamber on issues like the Chamber executive's public comment that we needed a Scopes Monkey trial on climate change, we are concerned that the investor community, consumers and the general public have no way of knowing whether UPS agrees or disagrees with the Chamber on issues that UPS promotes such as leadership on the environment.

Scopes Monkey trial on climate change, we are concerned that the investor community, consumers and the general public have no way of knowing whether UPS agrees or disagrees with the Chamber on issues that UPS promotes such as leadership on the environment.

UPS's deliberate silence and refusal to clarify whether you agree with the Chamber, leaves the company open to allegations that it is playing a double strategy of trying to build a credible, responsible brand while supporting intensely critical attacks by the Chamber on some of those same policies.

Investors are not told publicly on which issues UPS differs from the Chamber, nor are we aware of any ongoing work as a Board member, with other like minded companies, to change Chamber's policies. We do not believe that being seen as a "silent Board member" of the Chamber services our company well.

Thank you for listening to the various aspects of our concern about your role in the Chamber.

That said, our multipronged resolution seeks transparency about political spending and except for the lack of transparency regarding the role you play on the Chamber Board, UPS certainly continues to exemplify sensitivity and transparency on political spending.

Thus we are withdrawing our shareholder resolution on political spending and thank you for your open door to dialogue.

We reserve our right to raise questions at the annual meeting regarding your role on the Chamber Board, but are pleased we are able to withdraw the resolution.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

Client: C 93024-00048

December 16, 2010

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *United Parcel Service, Inc.*
Shareowner Proposal of Walden Asset Management, et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, United Parcel Service, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Walden Asset Management, Tides Foundation, Home Missioners of America, The Needmor Fund and the Benedictine Sisters of Mount St. Scholastica (collectively, the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders request that the independent Board members institute a comprehensive review of [the Company's] political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:
>
> - Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
> - Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
> - Management and board oversight processes for all political spending, direct or indirect.

The Proposal also includes supporting statements that refer to corporate political spending generally, but focus primarily on the Proponent's concerns about a representative of the Company serving as a member of the Board of Directors of the U.S. Chamber of Commerce (the "Chamber"). A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

Under well-established precedent, we believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

A. The Proposal Seeks to Micro-Manage the Company's Involvement with the Chamber

We believe that the Proposal impermissibly relates to the Company's ordinary business operations because the Proposal's thrust and focus concerns the Company's membership in the Chamber and position on the Chamber's Board of Directors and not the Company's corporate political spending generally. As discussed below, the Staff consistently has concurred that shareowner proposals that – similar to the Proposal – attempt to micro-manage a company by seeking to dictate their trade association memberships are excludable under Rule 14a-8(i)(7).

By way of background, we note that the Company received a similar shareowner proposal from Walden Asset Management several years ago. Following dialogue with Walden Asset Management, the Company adopted a robust policy on disclosure of political contributions and corporate political spending, including trade association payments. The policy also provides for independent director oversight and semi-annual reporting to the Company's shareowners. Walden Asset Management subsequently withdrew that shareowner proposal. As a result of the Company's efforts, the Center for Political Accountability lists the Company as one of the "corporate leaders" in disclosure of corporate political spending. The Proponent even acknowledges that the Company "has clear policies prohibiting political spending" in the supporting statements to the Proposal.

The Proponent submitted the Proposal to the Company despite these Company actions. Moreover, the Proponent's knowledge of the Company's existing policies, together with a close reading of the Proposal, its supporting statements, its cover letter and public statements by the Proponent make clear that the thrust and focus of the Proposal is not to provide a report on the Company's political spending policies, but rather to micro-manage the Company's involvement with the Chamber. For example, the Proposal specifically refers to "dues and special payments made to trade associations, such as the U.S. Chamber of Commerce." The Proposal's reference to "when positions of [a] trade association contradict the company's own positions," when read with the supporting statements, also clearly references the Chamber. Moreover, the Proposal's supporting statements state:

- "[The Company] is on the board of the US Chamber of Commerce, which announced it is spending $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge [the Company's] positions on environmental issues."
- "[The Company] has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, [the Company] does not seek to influence or challenge the Chamber's environmental positions."
- "[The Company] also has clear policies on political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to [the Company's] reputation."

These statements are relevant because the Staff repeatedly has concurred with the exclusion of seemingly facially neutral shareowner proposals where the supporting statements made clear the proposals' true intent. *See, e.g., General Electric Co. (Servants of Mary, et al.)* (avail. Jan. 10, 2005) (exclusion of a facially neutral shareowner proposal where the supporting statements focused on ordinary business matters, namely the nature, presentation and content of programming). Moreover, as noted in Staff Legal Bulletin No. 14C (June 28, 2005), "In determining whether the focus of [shareowner] proposals is a significant social policy issue, [the Staff] consider[s] both the proposal and the supporting statement as a whole."

Additional evidence of the Proposal's intent is set forth in the Proponent's cover letter, which states that the Proposal concerns the Company's "role as a board member on the U.S. Chamber of Commerce and the passive role [the Company's] representative has played in the face of the Chamber's partisan political role and its opposition to many environmental initiatives, as well as powerful lobbying against climate change legislation or regulation." The Proponent's press release announcing the submission of the Proposal further illustrates the purpose of the Proposal. *See* Exhibit B. For example, the press release states:

- "The Chamber of Commerce is an aggressively partisan organization that is standing in the way of solutions to our nation's most pressing problems, from health care to climate change. We are asking why these companies would lend their good names – and their implicit endorsement – to the Chamber's agenda, which often runs contrary to their own, stated policies and practices."

- "The resolution sponsors argue that a company serving on the Chamber's Board can be widely perceived as supporting and promoting its policies and programs, which can have a negative impact on a company with a strong reputation for good governance and corporate responsibility."

Moreover, the Proponent's recently published online article titled "U.S. Chamber of Commerce and a Failure of Governance" confirms the underlying intent of the Proposal. *See* http://business-ethics.com/2010/11/27/opinion-u-s-chamber-and-a-failure-in-governance/#printpreview. For example, the article states:

- "Clearly there are multiple contradictions between the environmental policies of Accenture, IBM, Pepsi, Pfizer, and UPS, all board members, and the Chamber's antagonistic actions against climate change legislation and regulation. Yet as Board members they set and oversee these very policies and campaigns that undercut their companies' positions – a perplexing way to spend shareowner dollars."

- "It is time for Chamber board members to end this pattern of compliant and passive acceptance. It is not acceptable to allow anti-environmental policies to flourish and partisan political campaigns shrouded in secrecy to be the order of the day. A respect for good governance requires companies sitting on the Chamber board to stand up and be counted or head for the exit."

Thus, the reference in the text of the Proposal to the Chamber, the Proposal's supporting statements, the Proponent's cover letter submitted to the Company (and required to be filed with the Staff) and the Proponent's many public statements regarding the Proposal make clear that the Proposal's thrust and focus concerns the Company's membership in the Chamber and position on the Chamber's Board of Directors. As a result, as discussed below, the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal's Focus on the Company's Involvement with the Chamber Renders the Proposal Excludable Under Rule 14a-8(i)(7)

The Staff consistently has concurred with the exclusion under Rule 14a-8(i)(7) of shareowner proposals that – similar to the Proposal – attempt to "micro-manage" a company by attempting to dictate their trade association memberships. For example, in *Citicorp* (avail. Jan. 25, 1993) the Staff concurred with the exclusion under former Rule 14a-8(c)(7) of a shareowner proposal requesting disclosure of expenditures relating to membership in the Business Roundtable. Here, the Proposal should also be excludable as it similarly requests the review and disclosure of "dues and special payments made to trade organizations, such as the U.S. Chamber of Commerce . . . ." *See also General Electric Co. (Young)* (avail. Jan. 23, 1985) (concurring with the exclusion under former Rule 14a-8(c)(7) of a shareowner proposal requesting the company to, among other things, provide a report on the nature and source of any contributions to the U.S. Committee on Energy Awareness ("CEA") and a statement of the perceived benefits to the company of contributions to the CEA); *Consolidated Edison Co. of New York, Inc.* (avail. Mar. 30, 1984) (concurring with the exclusion under former Rule 14a-8(c)(7) of a shareowner proposal requesting the company to, among other things, cease contributions to the CEA and withdraw the Company's representative from the CEA's board); *Detroit Edison (Ellison)* (avail. Feb. 8, 1982) (concurring with the exclusion under former Rule 14a-8(c)(7) of a shareowner proposal requesting the company to end its membership in a specific trade association).

Moreover, in numerous letters the Staff has agreed that shareowner proposals relating to service by corporate officers on other boards of directors are excludable under Rule 14a-8(i)(7). *See, e.g., Barnett Banks, Inc.* (avail. Dec. 3, 1996) (shareowner proposal requesting that all officers be prohibited from serving on the boards of directors of outside companies because it concerned "policies with respect to employees' ability to serve on the boards of outside organizations"); *International Business Machines Corp. (McGrath)* (avail. Dec. 28, 1995) (shareowner proposal relating to "policies with respect to employees' ability to provide services to unrelated companies"); *BellSouth Corp. (Servants of Mary Justice and Peace Advocate)* (avail. Dec. 28, 1995) (shareowner proposal requesting that the board review all boards on which senior officers serve to consider, among other things, any conflicts of interest); *Wachovia Corp.* (avail. Dec. 28, 1995) (same); *Southern Co. (Groseclose)* (avail. Mar. 25, 1993) (shareowner proposal requesting the company to establish a policy precluding executive officers from serving on the boards of other corporations, except for appropriate civic, educational and cultural organizations).

The Proposal's focus on the Company's involvement in the Chamber also renders the Proposal excludable as relating to the Company's ordinary business operations since it indicates that the Proposal does not concern the Company's general political activities. For example, the Staff has concurred with the exclusion under Rule 14a-8(i)(7) of shareowner proposals regarding political contributions and lobbying activities that concern a company's business operations. *See, e.g., General Electric Co. (Flowers)* (avail. Jan. 29, 1997) (concurring with the exclusion of a shareowner proposal asking that the company refrain from the use of company funds to oppose specific citizen ballot initiatives). In contrast, proposals relating to a company's "general political activities" typically are not excludable under Rule 14a-8(i)(7). *See, e.g., Archer Daniels Midland Co.* (avail. Aug. 18, 2010) (proposal not excludable because it focused primarily on the company's general political activities and did not seek to micro-manage the company to such a degree that exclusion of the proposal would be appropriate); *General Electric Co. (Barnet, et al.)* (avail. Feb. 22, 2000) (proposal asking the company to summarize its campaign finance contributions was not related to ordinary business operations); *American Telephone and Telegraph Co.* (avail. Jan. 11, 1984) (proposal that the company publish a statement summarizing its political contributions was not excludable because it involved general political activities and not specific activities that relate directly to the company's ordinary business operations).

In addition, the Staff consistently has found that shareowner proposals requesting a company to refrain from making any contributions to specific types of organizations relate to a company's ordinary business operations and may be excluded from proxy materials pursuant to Rule 14a-8(i)(7). *See, e.g., BellSouth Corp.* (avail. Jan. 17, 2006) (concurring in exclusion of proposal requesting that the board make no direct or indirect contribution from the company to any legal fund used in defending any politician); *Wachovia Corp.* (avail. Jan. 25, 2005) (concurring in exclusion of proposal recommending that the board disallow contributions to Planned Parenthood and related organizations). At the same time, the Staff has determined that general charitable contributions proposals that do not single out any particular type of organization are not excludable under Rule 14a-8(i)(7). *See, e.g., Microsoft Corp.* (avail. Aug. 11, 2003) (denying exclusion of a proposal recommending that the company refrain from making any charitable contributions).

Further, the Staff consistently has permitted the exclusion of shareowner proposals under Rule 14a-8(i)(7) where the statements surrounding facially neutral proposed resolutions indicate that the proposal, in fact, would serve as a shareowner referendum on donations to a particular charity or type of charity. *See, e.g., Johnson & Johnson* (avail. Feb. 12, 2007) (concurring in exclusion of proposal requesting that the board of directors implement a policy listing all charitable contributions on the company's websites, where the proposal's preamble and supporting statement targeted specific kinds of organizations, namely contributions to Planned Parenthood and organizations that support abortion and same-sex marriage); *Pfizer Inc. (Randall)* (avail. Feb. 12, 2007) (same); *Wells Fargo & Co.* (avail. Feb. 12, 2007) (concurring in exclusion of proposal requesting that the board of directors implement a policy to list and post on the company's website all the charitable organizations that are recipients of company donations, where the proposal's preamble contained multiple references to Planned Parenthood and organizations the proponent viewed as supporting abortion and homosexuality); *Bank of America Corp.* (avail. Jan. 24, 2003) (permitting exclusion of proposal to cease making charitable contributions because majority of the preamble and supporting statement referenced abortion and religious beliefs); *American Home Products Corp.* (avail. Mar. 4, 2002) (concurring in exclusion of proposal requesting that the board form a committee to study the impact charitable contributions have on the company's business and share value, where the proposal's preamble referenced abortion and organizations that support or perform abortions).

As the *Johnson & Johnson*, *Pfizer Inc.*, *Wells Fargo & Co.*, *Bank of America Corp.* and *American Home Products Corp.* no-action letters evidence, the Staff has historically looked at all of the facts, circumstances and evidence surrounding a shareowner proposal, including preambles and supporting statements, to determine whether a proposal is actually directed towards contributions to specific types of organizations. In each of these no-action letters, shareowner proposals (including those that were otherwise facially neutral) were found to be directed toward specific kinds of organizations and therefore were excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business.

We are aware that in certain instances the Staff refused to concur with the exclusion under Rule 14a-8(i)(7) of certain facially neutral shareowner proposals relating to charitable contributions even when a company argued that the proposal was actually directed to specific types of organizations. *See, e.g.*, *PepsiCo, Inc.* (avail. Mar. 2, 2009) (proposal that the company provide a report disclosing information related to the company's charitable contributions not excludable under Rule 14a-8(i)(7)); *Ford Motor Co.* (avail. Feb. 25, 2008) (proposal that the company list the recipients of corporate charitable contributions on the company's website not excludable under Rule 14a-8(i)(7)); *General Electric Co.* (avail. Jan. 11, 2008) (proposal that the company provide a semi-annual report disclosing the company's charitable contributions and related information not excludable under Rule 14a-8(i)(7)). However, the Proposal is distinguishable from each of these proposals. First, and most importantly, the Proposal is not facially neutral. On its face, the Proposal specifically refers to "dues and special payments made to trade associations, such as the U.S. Chamber of Commerce." The Proposal also refers to "risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the [Company's] own positions," which is a clear reference to the Chamber and the Proponent's view that the Company should challenge the Chamber's position on certain policies. Second, in *PepsiCo, Inc.*, *Ford Motor Co.* and *General Electric Co.*, the supporting statements for the proposals only contained brief references to specific organizations or types of organizations as examples of organizations that might interest shareowners or be controversial. In contrast, the preamble to the Proposal dedicates several paragraphs to a discussion of the Chamber and trade associations. Finally, the cover letter to the Proposal speaks almost exclusively to the Company's position on the

Chamber's Board and various actions taken by the Chamber, as do the Proponent's public statements about the Proposal.

The Proposal's repeated references to the Company's involvement in the Chamber as well as the Proponent's cover letters and public statements make clear that the Proposal is intended to micro-manage the Company's membership in the Chamber and position on the Chamber's Board of Directors. This conclusion is further supported by the Proponent's express acknowledgement of the Company's leadership with respect to disclosure of corporate political spending. Thus, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Joseph B. Amsbary, Jr., the Company's Securities Counsel, at (404) 828-8542.

Sincerely,

Elizabeth A. Ising

Enclosure(s)

cc: Joseph B. Amsbary, Jr., United Parcel Service, Inc.
Timothy Smith, Walden Asset Management
Lauren Webster, Tides Foundation
Sandra M. Wissel, Home Missioners of America
Daniel Stranahan, The Needmor Fund
Rose Marie Stallbaumer, Benedictine Sisters of Mount St. Scholastica

Exhibit A

November 3, 2010

Ms. Teri P. McClure
Corporate Secretary
United Parcel Service, Inc.
55 Glenlake Parkway East
Atlanta, GA 30328

Dear Ms. McClure:

Walden Asset Management holds at least 165,000 shares of United Parcel Service (UPS) on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with $1.9 billion in assets under management. We are pleased to be a long-term owner of UPS stock.

As a shareowner in the company we have great respect and admiration for the expanding leadership role UPS plays on sustainability and corporate responsibility issues and the company's program encouraging companies that are suppliers to UPS to also demonstrate leadership in sustainability.

We also appreciate the openness of UPS in holding past conversations with Walden Asset Management and other investors regarding your political spending policies.

However, as you know, we and other investors have been deeply concerned about UPS Machines' role as a board member on the U.S. Chamber of Commerce and the passive role our company's representative has played in the face of the Chamber's partisan political role and its opposition to many environmental initiatives, as well as powerful lobbying against climate change legislation or regulation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member UPS certainly may be perceived as supporting its policies.

Our concern has been heightened by discussions with companies who explain the company does not wish to be active on the board on political spending or environmental issues and does not see it as the responsibility of a Board member to challenge the Chamber or other trade associations on policies or programs with which it disagrees.

We believe this is a failure in governance. Obviously UPS's own Board serve as active, informed and engaged participants and would never countenance such a passive, unengaged approach in their role at UPS.

Thus Walden Asset Management is filing this resolution with UPS seeking a review of your political spending policies and oversight. We expect other investors will join in co-filing this proposal. We look forward to a constructive dialogue as we had in the past on this important topic.

We are filing the enclosed shareholder proposal with for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 and we consider Walden Asset Management as the primary filer. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of UPS shares. We expect there will be a number of co-filers of this resolution.

We have been a shareholder for more than one year and will hold at least $2,000 of UPS stock through the next annual meeting and verification of our ownership position is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We look forward to a meaningful dialogue with top management on this matter.

Sincerely,

Timothy Smith
Senior Vice President

Cc:

Encl. Resolution Text

REVIEW POLITICAL CONTRIBUTIONS POLICY – UNITED PARCEL SERVICE

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

UPS is on the board of the US Chamber of Commerce, which announced it is spending $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge UPS's positions on environmental issues. UPS has strong environmental policies and urges companies in its supply chain to follow suit.

Yet as a Chamber board member, UPS does not seek to influence or challenge the Chamber's environmental positions. UPS also has clear policies on political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to UPS's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member UPS certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of UPS's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.

Boston Trust & Investment
Management Company

November 3, 2010

To Whom It May Concern:

Walden Asset Management, a division of Boston Trust & Investment Management Company (Boston Trust), a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, is the "beneficial owner" (as that term is used under Rule 14a-8) of **165,000** shares of **United Parcel Service, Inc.** (Cusip #**911312106**).

These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of form 13F.

We are writing to confirm that Walden Asset Management has beneficial ownership of at least $2,000 in market value of the voting securities of **United Parcel Service, Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further we attest to our intention of to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Regina Morgan at 617-726-7259 or rmorgan@bostontrust.com directly.

Sincerely,

Kenneth S. Pickering
Director of Operations

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617.227.2690

TIDES

November 3, 2010

Ms. Teri P. McClure
Corporate Secretary
United Parcel Service, Inc.
55 Glenlake Parkway East
Atlanta, GA 30328

Dear Ms. McClure:

Tides Foundation holds 12,000 shares of United Parcel Service (UPS) stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Further, we believe UPS is such a company and we have been pleased to own it in our portfolio. However, we wish to see UPS be more transparent and disclose additional information particularly in regards to political contributions in light of the recent controversy.

Therefore, we are submitting the enclosed shareholder proposal as a co-sponsor with Walden Asset Management for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of UPS shares. We have been a shareholder for more than one year and will hold at least $2,000 of UPS stock through the next annual meeting.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and Timothy Smith at Walden. We look forward to your response.

Sincerely,

Lauren Webster /
Lauren Webster
Chief Financial Officer

Encl. Resolution Text, Proof of Ownership
Cc: Timothy Smith – Walden Asset Management

TIDES FOUNDATION
The Presidio
P.O. Box 29903
San Francisco, CA
94129-0903
t] 415.561.6400
f] 415.561.6401
www.tides.org

REVIEW POLITICAL CONTRIBUTIONS POLICY – UNITED PARCEL SERVICE

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

UPS is on the board of the US Chamber of Commerce, which announced it is spending $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge UPS's positions on environmental issues. UPS has strong environmental policies and urges companies in its supply chain to follow suit.

Yet as a Chamber board member, UPS does not seek to influence or challenge the Chamber's environmental positions. UPS also has clear policies on political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to UPS's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member UPS certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of UPS's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.

Boston Trust & Investment
Management Company

November 3, 2010

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Tides Foundation** through its Walden Asset Management division.

We are writing to verify that **Tides Foundation** currently owns **12,000** shares of **United Parcel Service Inc.** (Cusip **#911312106**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Tides Foundation** has beneficial ownership of at least $2,000 in market value of the voting securities of **United Parcel Service Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Regina Morgan at 617-726-7259 or rmorgan@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

GLENMARY home missioners

P. O. Box 465618
Cincinnati, OH
45246-5618

513.874.8900 phone
513.874.1690 fax
info@glenmary.org

November 3, 2010

Ms. Teri P. McClure
Corporate Secretary
United Parcel Service, Inc.
55 Glenlake Parkway East
Atlanta, GA 30328

Dear Ms. McClure:

Home Missioners of America. holds 350 shares of United Parcel Service (UPS) stock. As an investor we believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

The attached proposal is submitted for resolution in the 2011 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of UPS shares. We intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting.

We have been a shareholder for more than one year, have held over $2,000 worth of UPS stock and would be happy to provide verification of our ownership position upon request.

A representative will attend the shareholder's meeting to move the resolution as required by SEC rules. We consider Walden Asset Management as the "primary filer" of this resolution, and request that you copy correspondence both to me and to Timothy Smith at Walden Asset Management. Walden is our investment manager. We look forward to your response.

Sincerely,

Sandra M. Wissel
Treasurer / Director of Finance
The Home Missioners of America

Cc: Timothy Smith, Walden Asset Management

Catholic Missioners Serving Rural America Since 1939
www.glenmary.org

REVIEW POLITICAL CONTRIBUTIONS POLICY – UNITED PARCEL SERVICE

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

UPS is on the board of the US Chamber of Commerce, which announced it is spending $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge UPS's positions on environmental issues. UPS has strong environmental policies and urges companies in its supply chain to follow suit.

Yet as a Chamber board member, UPS does not seek to influence or challenge the Chamber's environmental positions. UPS also has clear policies on political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to UPS's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member UPS certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of UPS's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.

THE NEEDMOR FUND

November 3, 2010

Ms. Teri P. McClure
Corporate Secretary
United Parcel Service, Inc.
55 Glenlake Parkway East
Atlanta, GA 30328

Dear Ms. McClure:

The Needmor Fund holds 1,100 shares of United Parcel Service (UPS) stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value and we are particularly concerned about the political spending policies and practices of UPS thus the request for this review.

Therefore, we are filing the enclosed shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, of these shares as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of shares through the date of the next annual meeting. We have been a shareholder of more than $2,000 in market value of UPS stock for more than one year. We will be pleased to provide proof of ownership upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor and primary filer of this resolution.

We look forward to your response and dialogue in this issue.

Sincerely,

Daniel Stranahan
Chair – Finance Committee

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management, One Beacon St., Boston, MA 02108

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

REVIEW POLITICAL CONTRIBUTIONS POLICY – UNITED PARCEL SERVICE

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

UPS is on the board of the US Chamber of Commerce, which announced it is spending $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge UPS's positions on environmental issues. UPS has strong environmental policies and urges companies in its supply chain to follow suit.

Yet as a Chamber board member, UPS does not seek to influence or challenge the Chamber's environmental positions. UPS also has clear policies on political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to UPS's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member UPS certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of UPS's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.

Mount St. Scholastica
Benedictine Sisters

November 11, 2010

Ms. Teri P. McClure
Corporate Secretary
United Parcel Service, Inc.
55 Glenlake Parkway East
Atlanta, GA 30328

Dear Ms. McClure:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica in support the stockholder resolution on Review Political Contributions Policy. In brief, the proposal states that shareholders request that the independent Board members institute a comprehensive review of UPS's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include: Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions; risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions; and management and board oversight processes for all political spending, direct or indirect.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Walden Asset Management for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 545 shares of United States Parcel Service of America, Inc. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Timothy Smith of Walden Asset Management (Boston Trust & Investment Management Company) at 617-726-7155 or at tsmith@bostontrust.com.

Respectfully yours,

Rose Marie Stallbaumer, OSB, Treasurer

Enclosure: 2011 Shareholder Resolution

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190
www.mountosb.org

REVIEW POLITICAL CONTRIBUTIONS POLICY – UNITED PARCEL SERVICE

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

UPS is on the board of the US Chamber of Commerce, which announced it is spending $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge UPS's positions on environmental issues. UPS has strong environmental policies and urges companies in its supply chain to follow suit.

Yet as a Chamber board member, UPS does not seek to influence or challenge the Chamber's environmental positions. UPS also has clear policies on political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to UPS's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member UPS certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of UPS's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.

GIBSON DUNN

<u>Exhibit B</u>

For Release:
November 4, 2010

Contact:
Timothy Smith (617) 726-7155 Walden Asset Management
tsmith@bostontrust.com
Stephen Viederman (917) 751-4461 Christopher Reynolds Foundation
s.viederman@gmail.com
Adam Kanzer (212) 217-1027 Domini Social Investments
akanzer@domini.com

INVESTORS ANNOUNCE CHALLENGES ON POLITICAL SPENDING TO CORPORATE RESPONSIBILITY LEADERS

ROLE AS U.S. CHAMBER OF COMMERCE BOARD MEMBERS HIGHLIGHTED

BOSTON, MA – November 4 – Investors today announced the filing of shareholder resolutions at several corporations that sit on the Board of the U.S. Chamber of Commerce, challenging their corporate boards to review their policies and oversight of political expenditures, especially through trade associations. The first four companies to receive this resolution are Accenture, IBM, Pepsi and Pfizer.

Each of these companies has strong corporate governance records and is understandably proud of its leadership in corporate responsibility. In addition, IBM, Pfizer and Pepsi have strong vendor standards policies holding their suppliers to high standards of conduct through audits and engagement.

"Yet as Board members and major corporate contributors to the U.S. Chamber of Commerce they play a passive and compliant role, remaining silent while the Chamber reportedly poured $75 million into the 2010 election while working to unseat any member of the U.S. Congress who voted in favor of healthcare reform. The Chamber also works vigorously against legislation and regulation on climate change and financial reform. Ironically, the Chamber works to undercut the very leadership these companies demonstrate on sustainability," commented Timothy Smith, Senior Vice President of Walden Asset Management and one of the lead sponsors of the shareholder resolutions.

Adam Kanzer, General Counsel at Domini Social Investments and a filer of the resolution at IBM, stated "The Chamber of Commerce is an aggressively partisan organization that is standing in the way of solutions to our nation's most pressing problems, from health care to climate change. We are asking why these companies would lend their good names—and their implicit endorsement— to the Chamber's agenda, which often runs contrary to their own, stated policies and practices. We are simply asking them to do what directors are supposed to do – ask hard questions and exercise meaningful oversight."

The Chamber website describes Board member responsibilities as follows:

"Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, directors help implement and promote U.S. Chamber policies and objectives."

The resolution sponsors argue that a company serving on the Chamber's Board can be widely perceived as supporting and promoting its policies and programs, which can have a negative impact on a company with a strong reputation for good governance and corporate responsibility.

The resolution is also expected to be filed with several other companies on the Chamber's Board. The Board has over 100 members including; AT&T, Caremark, Caterpillar, Deere & Company, Dow Chemical, FedEx, JPMorgan Chase & Co., UPS, and Xerox.

Stephen Viederman of the Christopher Reynolds Foundation, one of the sponsors of the Pfizer resolution said, "As Chamber Board members these companies need to stand up and be counted; clarifying which side they are on. If they differ with the political positions of the Chamber, they need to speak out and make their positions clear."

Controversy about the Chamber's role in thwarting environmental and climate change legislation led Nike to withdraw from the Board; and PG&E, Exelon, Apple and Levi Strauss to withdraw their Chamber memberships in 2009. In addition, several local Chambers of Commerce have withdrawn their national affiliation.

To date, the 25 filers of these resolutions include a broad range of investors, including Walden Asset Management, Domini Social Investment, the Christopher Reynolds Foundation, Catholic Health East, Catholic Healthcare West, Green Century Balanced Fund, the Funding Exchange, the Needmor Fund, Missionary Oblates of Mary Immaculate, Sisters of Notre Dame Toledo Province, Catholic Healthcare East, the Tides Foundation, Boston Common Asset Management, Zevin Asset Management as well as several individual investors. The list of filers is expected to expand before the shareholder resolution date.

Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performance, transparency and accountability. Walden Asset Management is a division of Boston Trust & Investment Management Company. www.waldenassetmgmt.com

Domini Social Investment is a New York City based investment firm specializing exclusively in socially responsible investing. Domini manages assets for individual and institutional mutual fund investors seeking to create positive change in society by integrating social and environmental standards into their investment decisions. www.domini.com

---

SAMPLE RESOLUTION BELOW

REVIEW POLITICAL CONTRIBUTIONS POLICY – PFIZER

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

Pfizer is on the board of the U.S. Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge Pfizer's positions on environmental issues. Pfizer has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, Pfizer plays a passive role and does not seek to influence or challenge the Chamber's environmental positions.

Pfizer also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to Pfizer's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member Pfizer certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of Pfizer's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.